                        SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                  FORM U-3A-2

     Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935

                     To Be Filed Annually Prior to March 1

                               DTE ENERGY COMPANY

                               (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

         1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

                 DTE Energy Company ("Claimant") is a Michigan corporation, incorporated on January 26, 1995. From the date of its incorporation through December 31, 1995, Claimant was a wholly owned subsidiary of The Detroit Edison Company, a Michigan public utility. On January 1, 1996, pursuant to a share exchange accomplished in accordance with the provisions of the Michigan Business Corporation Act, all outstanding Common Stock of The Detroit Edison Company was exchanged on a one-for-one basis for the Common Stock of Claimant. Thus, as of January 1, 1996, Claimant became a publicly held corporation with the purpose of holding the outstanding stock of its subsidiaries. Claimant's address is 2000 2nd Avenue, Detroit, Michigan 48226-1279.

                 The Detroit Edison Company ("Detroit Edison"), incorporated in Michigan since 1967, is a Michigan public utility subject to regulation by the Michigan Public Service Commission and the Federal Energy Regulatory Commission. It is engaged in the generation, purchase, transmission, distribution and sale of electric energy in a 7,600 square-mile area in southeastern Michigan. It also owns and operates a steam heating system in Detroit, Michigan. On January 1, 1996, Detroit Edison became a wholly owned subsidiary of Claimant. Detroit Edison's address is 2000 2nd Avenue, Detroit, Michigan 48226-1279.

                 Midwest Energy Resources Company ("MERC") is a Michigan corporation established on June 5, 1974. MERC is a wholly owned subsidiary of Detroit Edison and is engaged in operating a coal-transshipment facility in Superior, Wisconsin.

                 The Edison Illuminating Company of Detroit ("EIC") is a Michigan corporation established on May 28, 1886. EIC is a wholly owned subsidiary of Detroit Edison and holds real estate.

                 St. Clair Energy Corporation ("St. Clair") is a Michigan corporation established on August 27, 1906. St. Clair is a wholly owned subsidiary of Detroit Edison and is engaged in fuel procurement.

                MERC, EIC and St. Clair have offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279.

                 DTE Energy Resources, Inc., formerly DE Energy Services, Inc. ("DTE ER") is a Michigan corporation established on August 29, 1994. This corporation became a wholly owned subsidiary of Claimant on January 1, 1996. DTE ER has offices at 425 S. Main, Ann Arbor, Michigan 48107 and it is engaged in energy services and landfill gas projects.

                 DTE Biomass Energy, Inc., formerly Biomass Energy Systems, Inc., ("DTE Biomass") is a Michigan corporation established on July 15, 1993, with offices at 425 S. Main, Ann Arbor, Michigan 48107. On January 1, 1995 Biomass became a wholly owned subsidiary of DTE ER and it is engaged in landfill gas projects.

                 RES Power, Inc. ("RES") is a Michigan corporation established on January 6, 1983, with offices at 425 S. Main, Ann Arbor, Michigan 48107. RES is a wholly owned subsidiary of DTE Biomass and it is engaged in landfill gas projects.

                 Sonoma Energy Systems, Inc. ("Sonoma") is a Michigan corporation established on January 24, 1994, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Sonoma is a wholly owned subsidiary of DTE Biomass and it is engaged in landfill gas projects.

                 Riverview Gas Producers, Inc. ("Riverview") is a Michigan corporation established on August 16, 1993, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Riverview is a wholly owned subsidiary of DTE Biomass and it is engaged in landfill gas projects.

                 DTE Arbor Gas Producers, Inc. ("DTE Arbor") is a Michigan corporation established on July 10, 1996, with offices at 425 S. Main, Ann Arbor, Michigan 48107. DTE Arbor is a wholly owned subsidiary of DTE Biomass and it is engaged in landfill gas projects.

                 Plainville Gas Producers, Inc., formerly Sumpter Gas
Producers, Inc., ("Plainville") is a Michigan corporation established on June 2, 1994, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Plainville is a wholly owned subsidiary of DTE Biomass and it is engaged in landfill gas projects.

                 Belleville Gas Producers, Inc. ("Belleville") is a Michigan corporation established November 8, 1996 with offices at 425 S. Main, Ann Arbor, Michigan, 48107. Belleville is a wholly owned subsidiary of DTE Biomass and it is engaged in landfill gas projects.

                 Escambia Gas Producers, Inc., formerly ESCA Gas Producers, Inc., ("Escambia") is a Michigan corporation established November 18, 1996, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Escambia is a wholly owned subsidiary of DTE Biomass and it is engaged in landfill gas projects.

                  Fayetteville Gas Producers, L.L.C., formerly Fayetteville Gas Company, L.L.C. ("Fayetteville") is a North Carolina company formed October 20, 1994. DTE Biomass purchased an 100% interest in Fayetteville on December 1, 1997. Offices are located at 425 S. Main, Ann Arbor, Michigan 48107. Fayetteville is a wholly owned subsidiary of DTE Biomass and it is engaged in landfill gas projects.

                 Lycoming Gas Producers, Inc. ("Lycoming") is a Michigan corporation established August 18, 1997, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Lycoming is a wholly owned subsidiary of DTE Biomass and it is engaged in landfill gas projects.

                 Roxana Gas Producers, Inc. ("Roxana") is a Michigan corporation established August 18, 1997, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Roxana is a wholly owned subsidiary of DTE Biomass and it is engaged in landfill gas projects.

                Orlando Gas Producers, Inc. ("Orlando"), is a Michigan corporation established February 8, 1994, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Orlando is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

                Birmingham Gas Producers, L.L.C. ("Birmingham"), is a Michigan corporation established April 13, 1998, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Birmingham is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

                Montgomery Gas Producers, L.L.C. ("Montgomery"), is a
Michigan corporation established April 13, 1998, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Montgomery is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

                Oklahoma Gas Producers, L.L.C. ("Oklahoma"), is a Michigan corporation established April 13, 1998, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Oklahoma is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

                Phoenix Gas Producers, L.L.C. ("Phoenix"), is a Michigan corporation established April 13, 1998, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Phoenix is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

                 Wake Gas Producers, L.L.C. ("Wake"), is a North Carolina corporation established October 3, 1997, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Wake is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

                 DTE Energy Services, Inc., formerly Edison Energy Services, Inc., ("DTE ES") is a Michigan corporation established on June 29, 1994, with offices at 425 S. Main, Ann Arbor, Michigan 48107. DTE ES is a wholly owned subsidiary of DTE ER and it is engaged in energy services activities.

                 PCI Enterprises Company ("PCI") is a Michigan corporation established on August 1, 1995, with offices at 425 S. Main, Ann Arbor, Michigan 48107. PCI is a wholly owned subsidiary of DTE ES and it operates a pulverized coal facility.

                 EES Coke Battery Company, Inc. ("EES Coke") is a Michigan corporation established on October 29, 1996, with offices at 425 S. Main, Ann Arbor, Michigan 48107. EES Coke is a wholly owned subsidiary of DTE ES and it operates a coke battery facility.

                 DTE Indiana Harbor, L.L.C. ("Indiana Harbor") is a Delaware corporation established January 26, 1998, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Indiana Harbor is 75% owned by DTE ES and
25% owned by DTE ES Holdings, Inc. Indiana Harbor is a holding company.

                 DTE BH Holdings, Inc. (DTE BH") is a Delaware corporation established July 6, 1998, with offices at 425 S. Main, Ann Arbor, Michigan 48107. DTE BH is a wholly owned subsidiary of DTE ES and is a holding company.

                 Burns Harbor Coke Energy Company, Inc. ("Burns Harbor") is a Delaware corporation established June 8, 1998, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Burns Harbor is a wholly owned subsidiary of DTE BH and is a holding company.

                 DTE Burns Harbor, L.L.C. ("DTE Burns Harbor") is a Delaware corporation established February 25, 1998, with offices at 425 S. Main, Ann Arbor, Michigan 48107. DTE Burns Harbor is 88% owned by Burns Harbor and 12% owned by DTE BH and operates a coke battery facility.

                 DTE Coal Services, Inc. ("DTE Coal") is a Michigan corporation established on July 10, 1996, with offices at 425 S. Main, Ann Arbor, Michigan 48107. DTE Coal is a wholly owned subsidiary of DTE ER and it is engaged in selling and transporting coal to third parties.

                 DTE Rail Services, Inc., formerly DTE CS Rail Services, Inc., ("DTE Rail") is a Michigan Corporation established November 18, 1997, with offices at 425 S. Main, Ann Arbor, Michigan 48107. DTE Rail is a wholly owned subsidiary of DTE Coal and it is engaged in rail car repair and maintenance.


                 DTE Transportation Services, Inc. ("DTE Transportation") is a Michigan corporation established May 19,1998, with offices at 425 S. Main, Ann Arbor, Michigan 48107. DTE Transportation is a wholly owned subsidiary of DTE Rail and is engaged in rail shipment management and logistics, short line railroad management, rail car trading and brokering, and rail car leasing.


                 DTE Capital Corporation ("DTE Capital") is a Michigan corporation established on September 6, 1995. This corporation became a wholly owned subsidiary of Claimant on January 1, 1996. DTE Capital has offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279, and it provides financial services for the non-utility affiliates of Claimant.


                 Syndeco Realty Corporation ("Syndeco") is a Michigan corporation established on August 22, 1986. This corporation became a wholly owned subsidiary of Claimant on January 1, 1996. Syndeco has offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279, and it is engaged in real estate projects.

                 Edison Development Corporation ("EDC") is a Michigan corporation established on May 24, 1994. This corporation became a wholly owned subsidiary of Claimant on January 1, 1996. EDC has offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279 and it is engaged in business development.

                 EdVenture Capital Corp. ("EdVenture") is a Michigan Corporation established on May 24, 1994, with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. EdVenture is a wholly owned subsidiary of EDC and it is engaged in equity investment.

                 Wolverine Energy Services, Inc. ("Wolverine") is a Michigan corporation established September 6, 1995, with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Wolverine is a wholly owned subsidiary of Claimant and is a holding company.

                 DTE Edison America Catalog Sales, Inc. ("Catalog") is a Michigan corporation established April 13, 1998, with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Catalog is a wholly owned subsidiary of Wolverine and is engaged in a multi-state retail catalog business for energy related products.

                 DTE Edison America, Inc. ("Edison America") is a Michigan corporation established April 13, 1998, with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Edison America is a wholly owned subsidiary of Wolverine and is engaged in energy and energy related products.

                 DTE Energy Solutions, Inc. ("Solutions") is a Michigan corporation established April 10, 1998, with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Solutions is a wholly owned subsidiary of Wolverine and is engaged in system based energy related products and services.

                 DTE Energy Technologies, Inc. ("Technologies") is a Michigan corporation established March 18, 1997, with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Technologies is a wholly owned subsidiary of Wolverine and is engaged in energy solutions for industrial, commercial and small businesses.

                 DTE Energy Trading, Inc., formerly Huron Energy Services, Inc., ("DTE Energy Trading") is a Michigan corporation established on September 6, 1995. DTE Energy Trading has offices at 101 N. Main, Ann Arbor, Michigan 48104 and it is engaged in wholesale and retail energy marketing. DTE Energy Trading became a wholly owned subsidiary of DTE ER on November 30, 1998.

                 DTE Engineering Services, Inc., formerly UTS Systems, Inc., ("DTE Engineering Services") is a Michigan corporation established on April 23, 1985. This corporation became a wholly owned subsidiary of Claimant on January 1, 1996. DTE Engineering Services has offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279 and it is engaged in professional engineering services.

                 Great Lakes Energy Products, Inc. ("Great Lakes") is a Michigan corporation established December 30, 1996, with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Great Lakes became a wholly owned subsidiary of DTE Energy Trading on November 30, 1998, and is engaged in equity investment.

                DTE Marketing, Inc., formerly DTE Edison America, Inc., ("DTE Marketing") is a Michigan corporation established on October 16, 1996, with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. DTE Marketing was engaged in the dissolution of its affairs during 1998.

         2. A brief description of the properties of Claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which Claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

Claimant - none

The Detroit Edison Company maintains the following generating facilities which are located in the State of Michigan, as follows:



----------------------------------------------------------------------------------------------------------------------------
                                            Location By
                                            Michigan                 Summer Net Rated               Year
            Plant Name                      County                 Capability (1) (2) (3)           in Service
 ---------------------------------------------------------------------------------------------------------------------------
                                                                    (MW)
 Fossil-fueled Steam-Electric
    Belle River (4)                        St. Clair              1,026              10.0%          1984 and 1985
    Greenwood                              St. Clair                785               7.6           1979
    Harbor Beach                           Huron                    103               1.0           1968
    Marysville                             St. Clair                167               1.6           1930,1943 and 1947
    Monroe (5)                             Monroe                 3,000              29.2           1971,1973 and 1974
    River Rouge                            Wayne                    510               5.0           1957 and 1958
    St. Clair                              St. Clair              1,406              13.7           1953,1954,1961 and 1969
    Trenton Channel                        Wayne                    725               7.1           1949,1950 and 1968
                                                                 ------------------------
                                                                  7,722              75.2%
 Oil or Gas-fueled Peaking
    Units (6)                              Various                  525               5.1           1966-1971 and 1981
 Nuclear-fueled Steam-Electric
    Fermi 2 (7)                            Monroe                 1,098              10.7           1988
 Hydroelectric Pumped Storage
    Ludington (8)                          Mason                    917               9.0           1973
                                                                 ------------------------
                                                                 10,262             100.0%
                                                                 ========================

(1) Summer net rated capabilities of generating units in service are based on periodic load tests and are changed depending on operating experience, the physical condition of units, environmental control limitations and customer requirements for steam, which otherwise would be used for electric generation.

(2) Excludes two oil-fueled units, River Rouge Unit No. 1 (206 MW) and St. Clair Unit No. 5 (250 MW), in economy reserve status.

(3)    Excludes Conners Creek (236 MW)

(4) The Belle River capability represents Detroit Edison's entitlement to 81.39% of the capacity and energy of the plant.

(5) The Monroe Power Plant provided approximately 35% of Detroit Edison's total 1998 power plant generation.

(6) Detroit Edison has made arrangements for the purchase of gas-fueled peakers which are expected to contribute 550 MW of generation by the summer of 1999.

(7)    Fermi 2 has a design electrical rating (net) of 1,150 MW.

(8) Represents Detroit Edison's 49% interest in Ludington with a total capability of 1,872 MW. Detroit Edison is leasing 306 MW to First Energy for the six-year period June 1, 1996 through May 31, 2002.

         Detroit Edison and Consumers Power Company are parties to an Electric Coordination Agreement providing for emergency assistance, coordination of operations and planning for bulk power supply, with energy interchanged at nine interconnections. Detroit Edison and Consumers Power Company also have interchange agreements to exchange electric energy through 12 interconnections with First Energy, Indiana Michigan Power Company, Northern Indiana Public Service Company and Ontario Hydro. In addition, Detroit Edison has interchange agreements for the exchange of electric energy with Michigan South Central Power Agency, Rouge Steel Company and the City of Wyandotte.

         Transmission and Distribution. Detroit Edison owns and operates within the State of Michigan 610 distribution substations with a capacity of 17,736,300 kilovolt amperes and 415,172 line transformers with a capacity of 19,669,523 kilovolt amperes. Electric transmission and distribution lines owned and in service as of December 31, 1998 are as follows:


                                 Overhead Lines         Underground Lines
                               --------------------    ------------------
                                                       Conduit
                                Pole        Circuit    Bank        Cable
Design Line Voltage-KV          Miles       Miles      Miles       Miles
----------------------         ------       -------    -------      -----
Transmission-
     120 KV                     1,095        1,610          -         163
     140 KV                        31           31          -           -
     230 KV                        77           87          -           -
     345 KV                       525          954          -           7
                               ------        -----      -----      ------
                                1,728        2,682          -         170
                                             =====
Distribution-
     Under 4.8 KV                   -                      63         274
     4.8 KV and 13.2 KV        31,429                     437      12,836
     24 KV                        105                     257       1,043
     40 KV                      2,773                      91         331
     120 KV                        53                       -          16
                               ------                   -----      ------
                               34,360                     848      14,500
                               ------                   -----      ------
Grand Total                    36,088                     848      14,670
                               ======                   =====      ======

        3. The following information for the last calendar year with respect to Claimant and each of its subsidiary public utility companies:

         (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

                 Claimant - None
                 Detroit Edison -           Kwh                       State                      Revenues
                                   ----------------------        ------------------         ---------------------
                                           54,912,598,000             Michigan              $       3,808,971,042
                                   ======================                                   =====================


         (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

                 Claimant - None
                 Detroit Edison -  None

         (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                 Claimant - None
                 Detroit Edison -             Kwh                       State                     Revenues
                                   ----------------------        ------------------         ---------------------
                                            1,750,327,000          Ontario, Canada          $          30,353,379
                                               54,746,000               Ohio                           22,325,472
                                              214,895,000              Indiana                         39,617,618
                                               83,329,000             Michigan                          9,284,290
                                   ----------------------                                   ---------------------
                                            2,103,297,000                                   $         101,580,759
                                   ======================                                   =====================

         (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                 Claimant - None
                 Detroit Edison -          Kwh                          State                     Expenses
                                    ----------------------        ------------------         ---------------------
                                             1,168,934,000          Ontario, Canada          $          46,381,391
                                               279,295,000                Ohio                          17,614,611
                                             3,663,405,000               Indiana                       161,547,449
                                                 2,500,000              Michigan                           490,918
                                    ----------------------                                   ---------------------
                                             5,114,134,000                                   $         226,034,369
                                    ======================                                   =====================

         4. The following information for the reporting period with respect to Claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

                 Not applicable.

         (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

         (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

         (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

         (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

         (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                                   EXHIBIT A

A consolidating statement of income and surplus of the Claimant and certain of its subsidiary companies for the calendar year 1998, together with a consolidating balance sheet of Claimant and certain of its subsidiary companies as of the close of such calendar year follows.

                                  EXHIBIT B

A Financial Data Schedule for the Claimant follows as Exhibit B.

                                  EXHIBIT C

Not applicable.

         The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of February, 1999.


                                              DTE Energy Company
                                              --------------------------
                                              (Name of Claimant)


                                              By /s/ DAVID E. MEADOR
                                                 ------------------------
                                                 David E. Meador
                                                 Vice President
                                                 and Controller

CORPORATE SEAL
Attest:


/s/ SUSAN M. BEALE
--------------------------
Susan M. Beale

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:


Susan M. Beale, Vice President and Corporate Secretary
------------------------------------------------------
(Name)                                     (Title)

2000 2nd Avenue, Detroit, Michigan 48226-1279
---------------------------------------------
                 (Address)

DTE ENERGY COMPANY
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1998
Thousands of Dollars



                                                                                                     Inter-company
                                            The Detroit                                              Eliminations         DTE
                                              Edison               DTE                                   and             Energy
                                              Company            Capital              Other            Reclass-         Company
                                            Consolidated       Corporation        Subsidiaries       ifications       Consolidated
                                            --------------------------------------------------------------------------------------
ASSETS
    Current Assets
     Cash and cash equivalents              $      5,045      $     118,773      $      6,737      $        241     $    130,796
     Restricted cash                                   -                  -           120,628                 -          120,628
     Accounts receivable
       Customer                                  306,892                  -             9,160                 -          316,052
       Accrued unbilled revenues                 153,144                  -                 -                 -          153,144
       Other                                      90,553              8,837            42,014            (6,424)         134,980
     Inventories
       Fuel                                      170,794                  -                 -                 -          170,794
       Materials and supplies                    137,584                  -            29,156               (94)         166,646
     Other                                        20,633                  -            17,641                94           38,368
                                            ------------------------------------------------------------------------------------
         Total current assets                    884,645            127,610           225,336            (6,183)       1,231,408
                                            ------------------------------------------------------------------------------------
    Investments
     Nuclear decommissioning trust funds         308,795                  -                 -                 -          308,795
     Other                                        74,238            333,585         3,939,460        (4,086,167)         261,116
                                            ------------------------------------------------------------------------------------
         Total investments                       383,033            333,585         3,939,460        (4,086,167)         569,911
                                            ------------------------------------------------------------------------------------
    Property, Plant and Equipment
     Property, plant and equipment            10,610,337                  -           511,479              (474)      11,121,342
     Property under capital leases               241,821                  -               444                 -          242,265
     Nuclear fuel under capital lease            659,004                  -                 -                 -          659,004
     Construction work in progress               117,996                  -            37,480                 -          155,476
     Less: accumulated depreciation and
               amortization                   (5,201,549)                 -           (33,475)                -       (5,235,024)
                                            ------------------------------------------------------------------------------------
         Total property, plant and equipment   6,427,609                  -           515,928              (474)       6,943,063
                                            ------------------------------------------------------------------------------------
    Regulatory Assets                          3,091,106                  -                 -                 -        3,091,106

    Other Assets                                 200,121              4,212            47,586                 -          251,919
                                            ------------------------------------------------------------------------------------
TOTAL ASSETS                                $ 10,986,514      $     465,407      $  4,728,310      $ (4,092,824)    $ 12,087,407
                                            ====================================================================================


LIABILITIES AND SHAREHOLDERS' EQUITY
    Current Liabilities
     Accounts payable                       $    211,025      $           -      $     28,596      $         -      $    239,621
     Accrued interest                             54,189              2,686                 -             (159)           56,716
     Dividends payable                            79,816                  -            74,714          (79,816)           74,714
     Accrued payroll                              85,759                  -            15,094                -           100,853
     Short-term borrowings                       230,835                  -                 -                -           230,835
     Deferred income taxes                        59,970                  -              (161)               -            59,809
     Current portion long-term debt              219,214                  -            74,438                -           293,652
     Current portion capital leases              118,076                  -                 -                -           118,076
     Other                                       202,745                373            30,098          (15,542)          217,674
                                            ------------------------------------------------------------------------------------
         Total current liabilities             1,261,629              3,059           222,779          (95,517)        1,391,950
                                            ------------------------------------------------------------------------------------
    Other Liabilities
     Deferred income taxes                     1,845,511                  -            42,179                -         1,887,690
     Capital leases                              126,737                  -                 -                -           126,737
     Regulatory liabilities                      293,230                  -                 -                -           293,230
     Other                                       484,396                  -            27,456          (18,403)          493,449
                                            ------------------------------------------------------------------------------------
         Total other liabilities               2,749,874                  -            69,635          (18,403)        2,801,106
                                            ------------------------------------------------------------------------------------
    Long-Term Debt                             3,461,856            400,000           334,781                -         4,196,637
                                            ------------------------------------------------------------------------------------
    Shareholders' Equity
     Common stock                              1,951,437             50,000         2,295,794       (2,346,650)        1,950,581
     Retained earnings (deficit)               1,561,718             12,348         1,805,321       (1,632,254)        1,747,133
                                            ------------------------------------------------------------------------------------
         Total shareholder's equity            3,513,155             62,348         4,101,115       (3,978,904)        3,697,714
                                            ------------------------------------------------------------------------------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY  $ 10,986,514      $     465,407      $  4,728,310     $ (4,092,824)     $ 12,087,407
                                            ====================================================================================

DTE ENERGY COMPANY
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 1998
Thousands of Dollars

                                                                                               Inter-company
                                                    The Detroit                                 Eliminations         DTE
                                                      Edison           DTE                          and             Energy
                                                      Company       Capital          Other        Reclass-         Company
                                                    Consolidated   Corporation   Subsidiaries   ifications       Consolidated
                                                    -------------------------------------------------------------------------
RETAINED EARNINGS (DEFICIT) AT
    DECEMBER 31, 1997                                $ 1,477,217       $ 4,495    $ 1,638,855   $ (1,598,464)     $ 1,612,103

Net income (loss)                                        411,178         7,874        487,743       (463,783)         443,012

Retirement of common stock                                     -             -           (357)             -             (357)

Deduct:
    Cash dividends on common stock                      (319,264)            -       (319,857)       340,264         (298,857)

    Expense associated with preferred
      stock redeemed                                      (5,717)            -              -              -           (5,717)

    Cash dividends on cumulative preferred stock               -             -              -              -                -

Other                                                     (1,696)          (21)        (1,063)          (271)          (3,051)
                                                    -------------------------------------------------------------------------
RETAINED EARNINGS (DEFICIT) AT
    DECEMBER 31,1998                                 $ 1,561,718      $ 12,348    $  1,805,321  $ (1,632,254)     $ 1,747,133
                                                    =========================================================================

DTE ENERGY COMPANY
CONSOLIDATING STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 1998
Thousands of Dollars

                                                                                               Inter-company
                                                     The Detroit                                Eliminations         DTE
                                                        Edison          DTE                          and            Energy
                                                        Company       Capital        Other          Reclass-       Company
                                                     Consolidated   Corporation   Subsidiaries   ifications      Consolidated
                                                    --------------------------------------------------------------------------
OPERATING REVENUES                                   $   3,901,595     $       -   $   325,069     $ (5,613)     $  4,221,051

OPERATING EXPENSES
   Fuel and purchased power                              1,021,261             -        42,060         (425)        1,062,896
   Operation and maintenance                               997,921           760       294,893       (5,188)        1,288,386
   Depreciation and amortization                           642,893             -        18,474                        661,367
   Taxes other than income                                 270,035           348         1,489                        271,872
                                                    -------------------------------------------------------------------------
       Total operating expenses                          2,932,110         1,108       356,916       (5,613)        3,284,521
                                                    -------------------------------------------------------------------------

OPERATING INCOME (LOSS)                                    969,485        (1,108)      (31,847)           -           936,530
                                                    -------------------------------------------------------------------------
INTEREST EXPENSE AND OTHER
   Interest expense                                        277,003        17,073        54,495      (30,107)          318,464
   Preferred stock dividends of subsidiary                   6,395             -             -            -             6,395
   Other - net                                              15,193       (30,275)     (464,066)     493,890            14,742
                                                    -------------------------------------------------------------------------
       Total interest expense and other                    298,591       (13,202)     (409,571)      63,783           339,601
                                                    -------------------------------------------------------------------------

INCOME (LOSS) BEFORE TAXES                                 670,894        12,094        377,724     463,783)          596,929

INCOME TAXES                                               259,716         4,220       (110,019)          -          1 53,917
                                                    -------------------------------------------------------------------------
NET INCOME (LOSS)                                   $      411,178       $ 7,874    $   487,743  $ (463,783)    $     443,012
                                                    =========================================================================
Common Shares Outstanding - Average (Thousands)                                                                       145,076
Earnings Per Share of Common Stock                                                                                     $ 3.05



                              DTE ENERGY COMPANY
                 NOTES TO CONSOLIDATING FINANCIAL STATEMENTS


Entities for which financial statements are not presented.

The following affiliates of the Claimant have had no financial activity during the calendar year 1998. Accordingly, financial information for these companies is not provided.

DTE Center Point, Inc.
Great Lakes Energy Producers, Inc.
Great Lakes Energy Services, Inc.
Superior Energy Services, Inc.

This report does not contain information for affiliates of the Claimant which are accounted for using the equity method.

                                   EXHIBIT B

                           Financial Data Schedule

This schedule contains summary financial information extracted from DTE Energy Company's consolidated balance sheet and statement of income as of December 31, 1998 contained herein and is qualified in its entirety by reference to such financial statements.

                Multiplier                      1,000

                Period Type                     Year

                Fiscal Year End                 December 31, 1998

                Period End                      December 31, 1998

                Total Assets                    $12,087,407

                Total Operating Revenues        $ 4,221,051

                Net Income                      $   443,012




                                  EXHIBIT C


An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.

                                Not Applicable


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